UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 22, 2025, at 8:30 p.m., Eastern Time (or December 23, 2025, at 9:30 a.m., Beijing Time), ReTo Eco-Solutions, Inc. (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “Meeting”). The record date for the Meeting was November 19, 2025. As of the record date, the Company had 2,858,842 shares outstanding and entitled to vote at the Meeting, including 1,858,842 Class A shares of no par value (the “Class A shares”) and 1,000,000 Class B shares of par value of US$0.01 each (the “Class B shares”). Each Class A share entitles the holder thereof to one (1) vote. Each Class B share entitles the holder thereof to one thousand (1,000) votes.

At the Meeting, the Company’s shareholders approved the proposals to (i) elect Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors of the Company, each to serve a term expiring at the annual general meeting of shareholders in 2028 or until their successors are duly elected and qualified, (ii) ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, (iii) approve the Amendment No. 1 to ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan to, among other things, (a) increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A shares and (b) revise the evergreen provision from an annual increase to a semi-annual increase. The Amendment No. 1 to ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan became effective immediately upon the approval on the Meeting, as set forth in Exhibit 99.1 hereto.

Set forth below are the voting results for each of the proposals at the Meeting.

1.	The election of Xinyang Li, Guangfeng Dai, and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual general meeting of shareholders in 2028 or until their successors are duly elected and qualified

		For	Withheld
Class C Directors	Xinyang Li	1,001,072,332	1,230
	Guangfeng Dai	1,001,072,331	1,231
	Zhizhong Hu	1,001,072,332	1,230

2.	The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025

For	Against	Abstain
1,001,073,253	309	1

3.	The approval of the Amendment No. 1 to ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan to, among other things, (a) increase the number of authorized shares available for issuance to a total of 360,000 unissued Class A shares and (b) revise the evergreen provision from an annual increase to a semi-annual increase

For	Against	Abstain
1,001,072,243	1,315	4

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form F-3 (File No. 333-282314), of the Company, (iii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iv) the registration statement on Form S-8 (File No. 333-280119), of the Company, and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Amendment No. 1 to ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	Chief Executive Officer

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